Exhibit 99.2

                                Form 4 Footnotes

(1) The shares (the "Shares") underlying the derivative securities listed on Table II (the "Derivative Securities") were purchased by Kaupthing Bank hf. ("Kaupthing") in accordance with certain Agreements, by and between Kaupthing and Lagerinn ehf ("Lagerinn"), (the "Equity Swap Agreements"). Kaupthing has purchased and holds the Shares pursuant to the Equity Swap Agreements. Lagerinn has the right at any time to close out the Equity Swap Agreements and purchase the Shares. Kaupthing shall hold the Shares until the earlier of (i) April 5, 2006 and (ii) such earlier date as Lagerinn closes the swap agreement and purchases the Shares (the "Closing Date"). On the Closing Date, Lagerinn is obligated to purchase the Shares from Kaupthing pursuant to the Equity Swap Agreements. Lagerinn has the exclusive right to direct Kaupthing to vote and dispose of the Shares. Pursuant to the Equity Swap Agreements, Lagerinn bears the economic risk and benefit of the Shares. If Lagerinn does not purchase the Shares by April 5, 2006, Kaupthing has the right to dispose of the Shares as it sees fit and shall pay to Lagerinn, with respect to the Shares purchased pursuant to each Equity Swap Agreement, the increase in value of such Shares from the date of such Equity Swap Agreement (subject to certain offsets for fees and brokerage commissions). In the event that Lagerinn does not purchase the Shares by April 5, 2006 and the Shares decrease in value, Lagerinn shall pay to Kaupthing, with respect to the Shares purchased pursuant to each Equity Swap Agreement, the amount of the decrease in value of such Shares from the date of such Equity Swap Agreement (together with certain fees and brokerage commissions). Jacobsen may be deemed to beneficially own the Derivative Securities because of his direct ownership of all the shares of Lagerinn.

(2) Lagerinn has agreed in principle with TF Holding P/F ("TF Holding") that Lagerinn will sell and TF Holding will purchase twenty-five percent (25%) of the Shares beneficially owned by Lagerinn as of the close of business on October 25, 2005. As of the close of business on October 25, 2005, Lagerinn beneficially owned 5,393,100 Shares, therefore Lagerinn is obligated to sell 1,348,275 Shares to TF Holding (the "TF Holding Shares"). The sale price has not been finally determined but will be Lagerinn's average purchase price for the TF Holding Shares plus a pro rata share of Lagerinn's costs incurred for its purchases of the TF Holding Shares through October 25, 2005 (including advisor fees) (the "Sale Price"). TF Holding is not obligated to purchase more than two hundred fifty (250) million Danish Kroner ("DKK") worth of the TF Holding Shares from Lagerinn. If the aggregate Sale Price would be greater than DKK two hundred fifty
     (250) million, then the number of shares that TF Holding is obligated to purchase shall be reduced by the number of shares required to make the aggregate Sale Price equal to DKK two hundred fifty (250) million. As part of the agreement in principle, Lagerinn will also have the right to repurchase the TF Holding Shares sold to TF Holding at a per share price equal to the prevailing market price of such shares on the New York Stock Exchange at the time Lagerinn exercises such right. The repurchase right will exist only if the share price increases more than three hundred percent (300%) by October 1, 2009 as compared to the closing price on the New York Stock Exchange on October 25, 2005. Additionally, if TF Holding decides to dispose of the TF Holding Shares purchased from Lagerinn, Lagerinn will have the right of first refusal to purchase such shares at the prevailing market price of such shares on the New York Stock Exchange. The agreement in principle has not yet been reduced to writing.

     TF Holding hereby disclaims beneficial ownership of the remaining seventy-five percent of the Shares beneficially owned by Lagerinn as of the close of business on October 25, 2005.

(3) This figure represents the average exercise price for each Share underlying the Derivative Security.

(4) This date represents the date on which the Shares underlying the Derivative Security were purchased. The Equity Swap Agreements were entered into on April 9, 2005, May 9, 2005 and July 7, 2005, respectively.

(5) The number of Shares underlying this Derivative Security is listed in column 7 of Table II.

(6) This figure represents the average exercise price for each Share underlying the Derivative Security. Pursuant to the Equity Swap Agreements, Lagerinn shall pay to Kaupthing (i) a fee equal to $0.04 for each Share underlying the Derivative Securities; (ii) a fee equal to 0.20% of the purchase price of the Shares underlying the Derivative Securities; and (iii) interest on the purchase price of the Shares underlying the Derivative Securities at 5.0863%.

(7) This figure represents the aggregate number of Shares that Lagerinn has the right and obligation to purchase after each transaction pursuant to the Equity Swap Agreements.